Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12.1 Ratio of Earnings to Fixed Charges

Ratio of earnings to fixed charges	Year ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$37,419	$31,838	$28,563	$29,336	$(13,173)
Fixed charges excluding deposits and preferred stock dividends:	4,402	7,815	9,862	11,333	14,312

Subtotal	41,821	39,653	38,425	40,669	1,139
Interest on deposits	6,089	8,344	10,878	15,195	26,793

Total	$47,910	$47,997	$49,303	$55,864	$27,932

Fixed charges:
Interest excluding deposits	$3,568	$7,102	$9,233	$10,700	$13,650
Interest component on rentals[1]	834	713	629	633	662
Preferred stock dividends	—	620	2,167	3,987	3,194

Subtotal	4,402	8,435	12,029	15,320	17,506
Interest on deposits	6,089	8,344	10,878	15,195	26,793

Total	$10,491	$16,779	$22,907	$30,515	$44,299

Ratio of earnings to fixed charges:
Excluding interest on deposits	9.50	4.70	3.19	2.65	0.07	[2]
Including interest on deposits	4.57	2.86	2.15	1.83	0.63

[1]	Interest component on rentals estimated to be one-third of rentals
[2]	The dollar amount for the deficiency for the year ended 12/31/09 is $16.4 million.